Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia to Report Fourth-Quarter
and Full-Year 2010 Financial Results on May 4
HONG KONG, April 22, 2011 — GigaMedia Limited (NASDAQ: GIGM) announced today that it will report its fourth-quarter and full-year 2010 financial results on Wednesday, May 4, 2011 after the market closes.
Management will hold an investor conference call and webcast on May 4, 2011 at 9:30 p.m. Eastern Daylight Time, which is 9:30 a.m. Hong Kong Time on May 5, 2011, to discuss GigaMedia’s fourth-quarter and full-year 2010 performance.
Dial-in numbers:
U.S.: +1-800-901-5241
International: +1-617-786-2963
Passcode: 47823575
A replay will be available from 12:30 a.m. Eastern Daylight Time on May 5, 2011 for seven days.
U.S.: +1-888-286-8010
International: +1-617-801-6888
Passcode: 87037398
A link to the live and archived webcast will be available at www.gigamedia.com.
New Conference Call Format
GigaMedia is changing the format of the company’s fourth-quarter results conference call. The call will consist of brief prepared remarks, followed by Q&A with questions submitted via email. Please email your questions to IR@gigamedia.com.tw. The company will read the questions aloud on the call and respond to as many questions as possible. The new format is designed to increase investor participation in the call. If the format change is well received, future quarterly financial results calls will follow the same format.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
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